                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 11-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 FOR THE CALENDAR YEAR ENDING DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _____ to _____

                         Commission file number 0-11822
                               ------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              MICHAELS STORES, INC.
                   8000 BENT BRANCH DRIVE, IRVING, TEXAS 75063
                     P.O. BOX 619566, DFW, TEXAS 75261-9566

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                           MICHAELS STORES, INC.
                                           EMPLOYEES 401(K) PLAN


         Date:  June 29, 1999              By:  /s/ H. Kevin Rutherford
                                               -------------------------
                                                H. Kevin Rutherford
                                                Senior Vice President-
                                                Human Resources and
                                                member of Administration
                                                Committee

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

         In February 1987, Michaels Stores, Inc. (the "Employer" or the "Company") established the Michaels Stores, Inc. Employees 401(k) Plan (the "Plan"). The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566.

         CONTRIBUTIONS UNDER THE PLAN. The Company makes biweekly employer matching contributions to the Plan to the account of each participating employee in an amount equal to $.50 for each $1.00 of salary reduction contributed by such employee, up to a maximum Company contribution equal to 3% of the employee's compensation.

         PARTICIPATING EMPLOYEES. As of December 31, 1998, there were 3,015 employees participating in the Plan.

         ADMINISTRATION OF THE PLAN. The Plan is administered by an Administration Committee currently consisting of two members, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for services on such Committee. The members of the Administration Committee are:

         Evan A. Wyly           Director

         H. Kevin Rutherford    Senior Vice President of Human Resources

         The address of the members of the Administration Committee listed above is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566. The Administration Committee directs the operation of the Plan and may make administrative and procedural regulations. Certain administrative functions may be delegated to officers or employees of the Company. Administration Committee members, officers and employees do not receive compensation from the Plan.

         CUSTODIAN OF INVESTMENTS. The assets of the Plan are held in a trust and managed by a trustee ("Trustee"), who may be an employee of the Company. At present, Wachovia Bank of North Carolina, N.A. serves as the Trustee. The Company pays the fees and expenses of the Trustee.

         REPORTS TO PARTICIPATING EMPLOYEES. Each participant and retired participant having an interest in the Plan receives quarterly statements of their accounts each plan year.


INDEX TO FINANCIAL STATEMENTS


                                                                                                 PAGE
REPORT OF INDEPENDENT AUDITORS                                                                   F-1


AUDITED FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Plan Benefits                                    F-2 to F-3

         Statements of Changes in Net Assets Available for Plan Benefits                         F-4 to F-5

         Notes to Financial Statements                                                           F-6 to F-10

SUPPLEMENTAL SCHEDULES:                                                     SCHEDULE
         Line 27a-Schedule of Assets Held for Investment Purposes               1                  F-11
         Line 27b-Schedule of Loans or Fixed Income Obligations                 2                  F-12
         Line 27d-Schedule of Reportable Transactions                           3                  F-13

CONSENT OF INDEPENDENT AUDITORS                                                                    F-14

                         REPORT OF INDEPENDENT AUDITORS




Administration Committee
Michaels Stores, Inc. Employees 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Michaels Stores, Inc. Employees 401(k) Plan as of December 31, 1998 and December 31, 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and December 31, 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 (Schedule 1), Loans or Fixed Income Obligations as of December 31, 1998 (Schedule 2), and Reportable Transactions for the year ended December 31, 1998 (Schedule 3), are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      /s/ Ernst & Young LLP
                                                      ---------------------
                                                      ERNST & YOUNG LLP

Dallas, Texas
June 25, 1999

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                                  STATEMENT OF
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1998
                                 (In thousands)


                                                                    Fund Information
                                                  ---------------------------------------------------------
                                                                  American        Growth      Intermediate
                                                    General       Balanced        Fund of      Bond Fund
                                                     Fund           Fund         America       of America       Subtotal
                                                  ---------      ---------      ---------     ------------     ---------
ASSETS
   Investment in Michaels Stores, Inc.
      common stock                                $   8,015                                                    $   8,015
   Investment in mutual funds                             -      $   3,393      $   6,948     $      2,746        13,087
   Participant loans receivable                           -              -              -                -             -

   Contributions receivable:
      Participants                                       14              -              -                -            14
      Employer                                            -              -              -                -             -
                                                  ---------      ---------      ---------     ------------     ---------
                                                         14              -              -                -            14
                                                  ---------      ---------      ---------     ------------     ---------

   Cash and equivalents                                 651              -              -                -           651
                                                  ---------      ---------      ---------     ------------     ---------
   Net assets available for plan benefits         $   8,680      $   3,393      $   6,948     $      2,746     $  21,767
                                                  =========      =========      =========     ============     =========



          See accompanying notes to consolidated financial statements.















                                  F-2 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                                  STATEMENT OF
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1998
                                 (In thousands)


                                                                     Fund Information
                                                  ---------------------------------------------------------
                                                   Previous       Investment       New         Participant
                                                     Page         Company of    Perspective      Loans
                                                   Subtotal      America Fund      Fund        Receivable       Total
                                                  ---------      ------------   -----------    -----------    ---------
ASSETS
   Investment in Michaels Stores, Inc.
      common stock                                $   8,015                                                   $   8,015
   Investment in mutual funds                        13,087      $      6,285   $     3,952                      23,324
   Participant loans receivable                           -                 -             -    $     1,563        1,563

   Contributions receivable:
      Participants                                       14                 -             -              -           14
      Employer                                            -                 -             -              -            -
                                                  ---------      ------------   -----------    -----------    ---------
                                                         14                 -             -              -           14
                                                  ---------      ------------   -----------    -----------    ---------


   Cash and equivalents                                 651                 -             -              -          651
                                                  ---------      ------------   -----------    -----------    ---------
   Net assets available for plan benefits         $  21,767      $      6,285   $     3,952    $     1,563    $  33,567
                                                  =========      ============   ===========    ===========    =========


          See accompanying notes to consolidated financial statements.















                                  F-2 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                                  STATEMENT OF
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1997
                                 (In thousands)




                                                                    Fund Information
                                                  ---------------------------------------------------------
                                                                  American       Growth       Intermediate
                                                   General        Balanced       Fund of       Bond Fund
                                                    Fund           Fund          America       of America       Subtotal
                                                  ---------      ---------      ---------     ------------     ---------
ASSETS
   Investment in Michaels Stores, Inc.
      common stock                                $  13,427                                                    $  13,427
   Investment in mutual funds                             -      $   2,823      $   4,802     $      2,415        10,040
   Participant loans receivable                           -              -              -                -             -

   Contributions receivable:
      Participants                                       46             20             33               11           110
      Employer                                           12              8             12                5            37
                                                  ---------      ---------      ---------     ------------     ---------
                                                         58             28             45               16           147
                                                  ---------      ---------      ---------     ------------     ---------

   Cash and equivalents                                 815              -              -                -           815
                                                  ---------      ---------      ---------     ------------     ---------
   Net assets available for plan benefits         $  14,300      $   2,851      $   4,847     $      2,431     $  24,429
                                                  =========      =========      =========     ============     =========



          See accompanying notes to consolidated financial statements.















                                  F-3 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                                  STATEMENT OF
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1997
                                 (In thousands)


                                                                     Fund Information
                                                  --------------------------------------------------------
                                                   Previous       Investment        New        Participant
                                                     Page         Company of    Perspective       Loans
                                                   Subtotal      America Fund       Fund        Receivable      Total
                                                  ---------      ------------   -----------    -----------    ---------
ASSETS
   Investment in Michaels Stores, Inc.
      common stock                                $  13,427                                                   $  13,427
   Investment in mutual funds                        10,040      $      4,895   $     2,773                      17,708
   Participant loans receivable                           -                 -             -    $     1,546        1,546

   Contributions receivable:
      Participants                                      110                28            20              -          158
      Employer                                           37                10             7              -           54
                                                  ---------      ------------   -----------    -----------    ---------
                                                        147                38            27              -          212
                                                  ---------      ------------   -----------    -----------    ---------


   Cash and equivalents                                 815                 -             -              -          815
                                                  ---------      ------------   -----------    -----------    ---------
   Net assets available for plan benefits         $  24,429      $      4,933   $     2,800    $     1,546    $  33,708
                                                  =========      ============   ===========    ===========    =========



          See accompanying notes to consolidated financial statements.
















                                  F-3 (2 of 2)

                                 MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                                          STATEMENT OF CHANGES IN
                                  NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       Year Ended December 31, 1998
                                             (In thousands)

                                                        Fund Information
                                        ------------------------------------------------------
                                                      American       Growth       Intermediate
                                         General      Balanced       Fund of       Bond Fund
                                          Fund          Fund         America       of America       Subtotal
                                        ---------    ----------     ---------     -------------    ----------
Investment income:
   Interest                             $      76    $       14     $      27     $          15    $      132
   Dividends                                    -           108            26               154           288
   Capital gain distributions                   -           207           617                 -           824
   Net appreciation (depreciation) in
      fair value of investments            (4,253)            9           954                13        (3,277)
                                        ---------    ----------     ---------     -------------    ----------
                                           (4,177)          338         1,624               182        (2,033)

Contributions:
   Participants                               956           643         1,167               532         3,298
   Employer                                   119           196           301               109           725

Interfund transfers                          (492)          (51)          100               (80)         (523)
                                        ---------    ----------     ---------     -------------    ----------
      Total additions                      (3,594)        1,126         3,192               743         1,467
                                        ---------    ----------     ---------     -------------    ----------

Distributions to participants              (2,026)         (584)       (1,091)             (428)       (4,129)
                                        ---------    ----------     ---------     -------------    ----------
      Net increase (decrease)              (5,620)          542         2,101               315        (2,662)

Net assets available for plan benefits:
      Beginning of year                    14,300         2,851         4,847             2,431        24,429
                                        ---------    ----------     ---------     -------------    ----------
      End of year                       $   8,680    $    3,393     $   6,948     $       2,746    $   21,767
                                        =========    ==========     =========     =============    ==========

              See accompanying notes to consolidated financial statements.


                                  F-4 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                             STATEMENT OF CHANGES IN
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          Year Ended December 31, 1998
                                 (In thousands)

                                                              Fund Information
                                            ------------------------------------------------------------
                                             Previous      Investment         New           Participant
                                               Page        Company of      Perspective         Loans
                                             Subtotal     America Fund        Fund           Receivable     Total
                                            ----------   --------------   -------------    -------------   --------
Investment income:
   Interest                                 $      132   $           23   $          15    $           -   $    170
   Dividends                                       288               93              41                -        422
   Capital gain distributions                      824              534             249                -      1,607
   Net appreciation (depreciation) in
      fair value of investments                 (3,277)             504             535                -     (2,238)
                                            ----------   --------------   -------------    -------------   --------
                                                (2,033)           1,154             840                -        (39)

Contributions:
   Participants                                  3,298            1,064             641                -      5,003
   Employer                                        725              260             169                -      1,154

Interfund transfers                               (523)            (144)            133              534          -
                                            ----------   --------------   -------------    -------------   --------
      Total additions                            1,467            2,334           1,783              534      6,118

Distributions to participants                   (4,129)            (982)           (631)            (517)    (6,259)
                                            ----------   --------------   -------------    -------------   --------
      Net increase (decrease)                   (2,662)           1,352           1,152               17       (141)

Net assets available for plan benefits:
      Beginning of year                         24,429            4,933           2,800            1,546     33,708
                                            ----------   --------------   -------------    -------------   --------
      End of year                           $   21,767   $        6,285   $       3,952    $       1,563   $ 33,567
                                            ==========   ==============   =============    =============   ========

          See accompanying notes to consolidated financial statements.


                                  F-4 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                             STATEMENT OF CHANGES IN
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          Year Ended December 31, 1997
                                 (In thousands)

                                                        Fund Information
                                         -----------------------------------------------------
                                                       American      Growth       Intermediate
                                          General      Balanced      Fund of        Bond Fund
                                           Fund          Fund        America        of America      Subtotal
                                         ---------    ----------    ---------    --------------    ----------
Investment income:
   Interest                              $      50    $       10    $      18    $           16    $       94
   Dividends                                     -            88           30               153           271
   Capital gain distributions                    -           213          478                 -           691
   Net appreciation in fair value
      of investments                         8,552           167          453                10         9,182
                                         ---------    ----------    ---------    --------------    ----------
                                             8,602           478          979               179        10,238
                                         ---------    ----------    ---------    --------------    ----------

Contributions:
   Participants                                804           587          931               307         2,629
   Employer                                     74           230          307               117           728

Interfund transfers                           (101)          (64)         (70)              (77)         (312)
                                         ---------    ----------    ---------    --------------    ----------
      Total additions                        9,379         1,231        2,147               526        13,283
                                         ---------    ----------    ---------    --------------    ----------

Distributions to participants               (1,776)         (411)        (676)             (420)       (3,283)
                                         ---------    ----------    ---------    --------------    ----------
      Net increase                           7,603           820        1,471               106        10,000

Net assets available for plan benefits:
      Beginning of year                      6,697         2,031        3,376             2,325        14,429
                                         ---------    ----------    ---------    --------------    ----------
      End of year                        $  14,300    $    2,851    $   4,847    $        2,431    $   24,429
                                         =========    ==========    =========    ==============    ==========

          See accompanying notes to consolidated financial statements.


                                  F-5 (1 of 2)

                        MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                                  STATEMENT OF CHANGES IN
                           NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 Year Ended December 31, 1997
                                        (In thousands)

                                                            Fund Information
                                        ------------------------------------------------------------
                                         Previous       Investment          New         Participant
                                           Page         Company of      Perspective        Loans
                                         Subtotal      America Fund        Fund          Receivable     Total
                                        ----------    --------------   -------------   -------------   -------
Investment income:
   Interest                             $       94    $           18   $           9   $           -   $    121
   Dividends                                   271                78              39               -        388
   Capital gain distributions                  691               413             161               -      1,265
   Net appreciation in fair value
      of investments                         9,182               619             164               -      9,965
                                        ----------    --------------   -------------   -------------   --------
                                            10,238             1,128             373               -     11,739

Contributions:
   Participants                              2,629               771             609               -      4,009
   Employer                                    728               262             176               -      1,166

Interfund transfers                           (312)               21            (190)            481          -
                                        ----------    --------------   -------------   -------------   --------
      Total additions                       13,283             2,182             968             481     16,914

Distributions to participants               (3,283)             (842)           (445)           (236)    (4,806)
                                        ----------    --------------   -------------   -------------   --------
      Net increase                          10,000             1,340             523             245     12,108

Net assets available for plan benefits:
      Beginning of year                     14,429             3,593           2,277           1,301     21,600
                                        ----------    --------------   -------------   -------------   --------
      End of year                       $   24,429    $        4,933   $       2,800   $       1,546   $ 33,708
                                        ==========    ==============   =============   =============   ========

          See accompanying notes to consolidated financial statements.


                                  F-5 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

1.   DESCRIPTION OF THE PLAN AND BASIS OF PRESENTATION.

     The Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the "Employer" or the "Company") and its subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The following is a brief description of the Plan. Participants should refer to the plan document for complete information regarding the Plan.

          PARTICIPATION - Employees become eligible to participate in the Plan once they have reached the age of 21 and have completed 500 hours of service to the Company during the previous six months. The Administration Committee has developed and implemented a system to notify each employee upon his or her initial eligibility to participate in the Plan. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system maintained by the Plan's recordkeeper to authorize the Employer to make payroll deductions for contributions to the Plan.

          CONTRIBUTIONS - Each participant may elect to have his or her compensation reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant's considered compensation, as defined by the Plan, and have the Employer contribute to the Plan the amount of such reduction ("Salary Reduction Contribution"). A participant's Salary Reduction Contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($10,000 in 1998 and $9,500 in 1997). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant's considered compensation ("Employee Contributions"). In addition, the Employer is required to make a biweekly contribution ("Employer Matching Contribution") to the account of each participant in an amount equal to 50% of the participant's Salary Reduction Contribution. However, Employer Matching Contributions may not exceed 3% of each participant's total considered compensation for the year.

     Employer Matching Contributions are net of forfeitures, as defined in the Plan, and are to be deposited as soon as administratively feasible after the end of each payroll period. All Employer Matching Contributions are invested based upon the participants' investment elections. Forfeitures of $318,000 and $221,000 were applied against Employer Matching Contributions to the Plan for 1998 and 1997, respectively.

     Participants may elect investment of their entire Plan account in one of, or in any combination of, the following investment options, which have been selected by the Plan's Investment Committee:

          (a) General Fund - investments in the common stock of the Employer and idle cash utilized to facilitate the daily processing of investment transactions in all investment options.

          (b) American Balanced Fund - a mutual fund investing in both domestic growth and income producing securities seeking conservation of capital, current income, and long term growth of both capital and income.

          (c) Growth Fund of America - a mutual fund investing in domestic growth equities seeking growth of capital.

          (d) Intermediate Bond Fund of America - a mutual fund investing in intermediate term investment grade corporate bonds and government instruments seeking current income and preservation of capital.

          (e) Investment Company of America Fund - a mutual fund investing in common stocks seeking long term growth of capital and income.

          (f) New Perspective Fund - a mutual fund investing in both domestic and foreign securities, including both equity and debt instruments seeking long-term growth of capital.

     ADMINISTRATION OF THE PLAN - The Plan is administered by an Administration Committee consisting of two people, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

     A separate account is maintained in the Plan for each participant. The account balances for participants are adjusted periodically as follows:

          (a) All contributions are allocated to participants' accounts biweekly with each Company payroll.

          (b)  Daily withdrawal requests are processed weekly.

          (c) Income and gains and losses from investments are allocated to the participants' accounts daily.

          (d)  Transfers are processed on a daily basis.

VESTING - Participants become partially vested in the Employer Matching Contributions (including investment income and gains and losses thereon) at the rate of: 20% after two years of service; 40% after three years; 60% after four years; and 80% after five years. Employer Matching Contributions vest 100% upon the participant completing six years of service (five years of service for individuals employed before May 1, 1992); attaining the age of 65; or dying. Salary Reduction Contributions and Employee Contributions are 100% vested and nonforfeitable at all times.

WITHDRAWALS - Upon death or termination of employment with the Company, participants are entitled to, and may withdraw from the Plan, the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions and Employee Contributions. In-service withdrawal provisions of the Plan allow for early withdrawal of Employee Contributions and rollover contributions at any time and for any reason. Hardship withdrawals of Salary Reduction Contributions may be made under certain limited circumstances while employed by the Company. However, in-service withdrawals may be subject to ordinary income taxes and early distribution penalty taxes. Participants may request distribution of their account any time after their employee termination date, and must begin receiving payments from their account balance by April 1 of the calendar year following the later of the year of employment termination or the year in which they reach age 70-1/2.

LOANS - Active participants of the Plan may obtain loans from their account balance subject to certain requirements without incurring income taxes or penalty taxes. Participant loans are repaid, with interest, on an after-tax basis through payroll deductions. Loan repayments (including interest) are deposited to each participant's account and invested according to their investment elections in effect at the time of repayment. Participants may borrow the lesser of 50% of their vested accounted balance or $50,000.

INCOME TAX STATUS - The Internal Revenue Service ruled on February 20, 1997 that the Plan is qualified under Section 401 (a) of the Internal Revenue Code, (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administration Committee believes that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC.

Salary Reduction Contributions and Employer Matching Contributions are not included in the participant's gross income for federal income tax purposes in the year such contributions are made. A participant will not be subject to federal income taxes with respect to these contributions until the amounts are withdrawn or distributed.

TERMINATION OF THE PLAN - While the Employer has not expressed any intent to discontinue the Plan, the Employer may terminate the Plan at any time. In the event the Plan is terminated, the Plan accounts of all participants would become fully vested.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Investments in the common stock of the Employer are valued at the last reported sales price on the last business day of the Plan year as quoted through The Nasdaq Stock Market. Investments in the mutual funds of American Funds Service Company are valued based on quoted market prices of the underlying securities comprising the investment funds on the last business day of the Plan year. Participant loans receivable are recorded at cost which approximates fair value.

Security transactions are recorded on a trade date basis.

Contributions and interest income are recorded on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.

3.   INVESTMENTS.

Investments at December 31, 1998, are as follows:

                                                    Number         Fair Value
                                                  of Shares      (In thousands)
                                                  ---------      --------------
Michaels Stores, Inc. common stock*                442,965          $ 8,015
American Mutual Funds:
  American Balanced Fund*                          215,302            3,393
  The Growth Fund of America*                      310,174            6,948
  Intermediate Bond Fund of America*               202,762            2,746
  The Investment Company of America Fund*          202,289            6,285
  New Perspective Fund*                            172,201            3,952
                                                                    -------
                                                                    $31,339
                                                                    =======

Investments at December 31, 1997, are as follows:

                                                    Number         Fair Value
                                                  of Shares      (In thousands)
                                                  ---------      --------------
Michaels Stores, Inc. common stock*                459,038          $13,427
American Mutual Funds:
  American Balanced Fund*                          180,034            2,823
  The Growth Fund of America*                      255,683            4,802
  Intermediate Bond Fund of America*               179,328            2,415
  The Investment Company of America Fund*          173,285            4,895
  New Perspective Fund*                            143,148            2,773
                                                                    -------
                                                                    $31,135
                                                                    =======

* Investment represents 5 percent or more of Plan's net assets available for benefits.

4.   RELATED PARTY TRANSACTIONS.

Under the terms of the Plan, all administrative expenses and fees of the Plan are paid by the Employer. The Employer paid approximately $323,000 and $321,000, respectively, for administrative expenses and fees on behalf of the Plan for 1998 and 1997, respectively.

5.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                         1998        1997
                                                                                       -------      -------
                                                                                           (In thousands)
Net assets available for plan benefits per the financial statements                    $33,567      $33,708
Amounts allocated to withdrawn participants                                                (75)        (149)
                                                                                       -------      -------
Net assets available for plan benefits per the Form 5500                               $33,492      $33,559
                                                                                       =======      =======

The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

                                                                                        1998
                                                                                       -------
                                                                                   (In thousands)
Distributions to participants per the financial statements                              $6,259
Add: Amounts allocated to withdrawn participants at December 31, 1998                       75
Less: Amounts allocated to withdrawn participants at December 31, 1997                    (149)
                                                                                        ------
Distributions to participants per the Form 5500                                         $6,185
                                                                                        ======

Amounts allocated to withdrawn participants are recorded on the Form 5500 for termination distributions that have been processed and approved for payment prior to year-end but not yet paid.

6.   YEAR 2000 ISSUE.

The Company had determined that it was necessary to take certain steps in order to ensure that the Plan's information systems were prepared to handle year 2000 dates. The Company took a two phase approach. The first phase addressed internal systems that had to be modified or replaced to function properly. The Company has completed the modifications to existing software applications. Costs associated with modifying software and equipment were not significant and were paid by the Company.

For the second phase of the project, Plan management established formal communications with its third party service providers, including the administrator and trustee that will be providing services to the Plan effective August 1, 1999, to determine that they had developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they are year 2000 compliant as of the date of this report.

                                                                     SCHEDULE 1
                                                                 EIN 75-1943604
                                                                        PLAN #1

                       MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
               LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  As of December 31, 1998

                                    c. Description of
                                    Investment Including
     b. Identity of Issuer,         Maturity Date, Rate
     Borrower, Lessor               of Interest, Collateral,                       e. Current
a.   or Similar Party               Par or Maturity Value          d. Cost            Value
--  -----------------------         ------------------------       -------         ----------
*   Michaels Stores, Inc.           Common Stock                   $ 6,722          $ 8,015

    American Funds Group            American Balanced
                                    Fund: invests in
                                    growth and income
                                    securities                       3,312            3,393

    American Funds Group            Growth Fund
                                    of America: invests
                                    in growth equities               5,825            6,948

    American Funds Group            Intermediate Bond
                                    Fund of America:
                                    invests in corporate
                                    bonds and government
                                    instruments                      2,728            2,746

    American Funds Group            Investment Company
                                    of America Fund:
                                    invests in common
                                    stocks                           5,423            6,285

    American Funds Group            New Perspective Fund:
                                    invests in equity
                                    and debt securities              3,403            3,952

    Wachovia Bank                   Short Term
                                    Investment Fund                    651              651

*   Participant Loans
    Receivable                      7% to 10%                            -            1,563
                                                                   -------          -------
                                                                   $28,064          $33,553
                                                                   =======          =======


*   Indicates party-in-interest to the Plan

                                                                     SCHEDULE 2
                                                                 EIN 75-1943604
                                                                        PLAN #1

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
          SCHEDULE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                          Year Ended December 31, 1998

                                                 Amounts Received                                                 Amount
                                                  During the Year                  Description of Loan            Overdue
                                           ----------------------------      ------------------------------   ----------------
                                                                Unpaid
                                                                Balance
                               Original                          As of         Date        Loan       Int.
   SSN       Participant       Loan Amt    Principal    Int.    12/31/98     Of Loan     Duration     Rate    Principal   Int.
-----------  ------------      --------    ---------    ----    --------     --------    --------     -----   ---------   ----
###-##-####  Baker, S          $ 4,689      $   615     $161     $ 2,197      7/20/95       5yr       9.75%    $ 2,197    $ 0
###-##-####  Kralowski, D       11,000        1,262      654       9,269      8/29/97       5yr       9.50%      9,269      0
###-##-####  Brennan, D          5,400          131       78       5,234      4/20/98       5yr       9.50%      5,234      0
###-##-####  Gould, N           20,000          363      218      19,637      7/27/98       5yr       9.50%     19,637      0
###-##-####  Hollabaugh, R       8,724        1,299      231       2,512     10/31/94       5yr       8.75%      2,512      0
###-##-####  Smole, D            9,500        1,105      449       6,872     11/25/96       5yr       9.25%      6,872      0
###-##-####  Hollabaugh, R       6,000          701      344       4,856      6/16/97       5yr       9.50%      4,856      0

                                                                     SCHEDULE 3
                                                                 EIN 75-1943604
                                                                        Plan #1


                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year Ended December 31, 1998
                                 (In thousands)


a. Identity of party involved and         c. Purchase    d. Sales    g. Cost of     i. Net
b. Description of assets                     price (1)   price (2)   assets sold     gain
----------------------------------        ------------   ---------   -----------    ------

Category (iii) - Series of securities transactions in excess of 5% of the Plan assets at January 1, 1998
------------------------------------------------------------------------------------------

American Mutual Funds:
  American Balanced Fund                      $1,568       $1,007       $  959       $   48
  Growth Fund of America                       3,025        1,834        1,608          226
  Intermediate Bond Fund of America            1,841        1,523        1,510           13
  Investment Company of America Fund           2,512        1,625        1,386          239
  New Perspective Fund                         1,635          991          856          135
Michaels Stores, Inc.                          3,047        4,198        1,679        2,519
Wachovia Bank DTF Short Term
   Investment Fund                             8,791        9,098        9,098            -

There were no category (i), (ii) or (iv) reportable transactions during fiscal 1998.

(1) Cost (column g.) and current value of asset on transaction date (column h.) are the same amount as the purchase price.

(2) Current value of asset on transaction date (column h.) is the same amount as the selling price.

Note: Columns e. and f. are not applicable.

                         CONSENT OF INDEPENDENT AUDITORS


         We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61055) and related Prospectus pertaining to the Michaels Stores, Inc. Employees 401(k) Plan of our report dated June 25, 1999, with respect to the financial statements and supplemental schedules of the Michaels Stores, Inc. Employees 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                  /s/ Ernst & Young LLP
                                                  --------------------------
                                                  ERNST & YOUNG LLP

Dallas, Texas
June 25, 1999